Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2015	2014	2013	2012	2011

General Electric Company and
consolidated affiliates
Earnings(a)	$7,991	$9,769	$9,040	$8,529	$12,847
Plus:
Interest and other financial charges
included in expense(b)	8,366	9,482	10,116	12,407	14,422
One-third of rental expense(c)	499	473	504	510	462

Adjusted "earnings"	$16,856	$19,724	$19,660	$21,446	$27,731

Fixed charges:
Interest and other financial charges
included in expense(b)	$8,366	$9,482	$10,116	$12,407	$14,422
Interest capitalized	26	25	29	28	25
One-third of rental expense(c)	499	473	504	510	462

Total fixed charges	$8,891	$9,980	$10,649	$12,945	$14,909

Ratio of earnings to fixed charges	1.90	1.98	1.85	1.66	1.86

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.